Proxy Voting Policy

Policy Statement

For separately managed accounts, OHIS will not ask for, nor accept voting authority for client securities. Clients will receive proxies directly from the issuer of the security or the custodian. Clients should direct proxy questions to the issuer of the security.

For shareholders in funds advised by OHIS, proxy voting will be completed by a third-party proxy voting service.